Kenneth L. Guernsey

T: +1 415 693 2091

kguernsey@cooley.com

February 18, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	Versartis, Inc.
Draft Registration Statement on Form S-1
Submitted January 10, 2014
CIK No. 0001513818

Dear Mr. Riedler:

On behalf of Versartis, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated February 6, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”). We are also electronically transmitting for filing the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition, we are sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version marked to show changes to the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement.

General

1.	Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission February 18, 2014 Page Two

The Company confirms that the images included in the Draft Registration Statement are all of the graphic, visual or photographic information it will be including and that it does not intend to use any additional images in the prospectus.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), nor is the Company aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105 of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in this offering. If the Company presents such written communications or becomes aware that such materials or research reports have been distributed, the Company will notify the Staff and provide copies of the relevant communications or reports.

3.	Please be advised that in accordance with Item 502(a) of Regulation S-K, you must include the table of contents immediately following the cover page in any prospectus you deliver electronically. If you intend to deliver the prospectus electronically, please relocate the graphic on the page between the cover page and the table of contents.

In response to the Staff’s comment, the Company would like to clarify that the referenced graphic is not intended to be on its own page preceding the table of contents, but rather on the back side of the front cover page, a space that would otherwise be blank. Accordingly, the Company submits that the table of contents is presented on the first page immediately following the cover page of the prospectus, in accordance with Item 502(a) of Regulation S-K. Moreover, the Company believes it is not uncommon to include artwork on the back side of the front cover of a prospectus, and will supplementally provide the staff with examples of prospectuses used by other companies in the biotechnology industry under separate cover.

Table of Contents

4.	Please move the dealer prospectus delivery obligation to the outside back cover page, as required by Item 502(b) of Regulation S-K.

In response to the Staff’s comment, the Company has moved the dealer prospectus delivery obligation legend to the outside back cover page of the prospectus that is included in the Amended Registration Statement.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission February 18, 2014 Page Three

Prospectus Summary, page 1

5.	At your first reference to each of the following, please define the following terms to provide an investor with an reasonable understanding of the term:

•	“idiopathic short stature;”

•	“Turner Syndrome;”

•	“subcutaneous;” and

•	“mean height velocity.”

In response to the Staff’s comment, the Company has revised pages 1 and 2 of the Amended Registration Statement to provide the requested definitions.

Growth hormone deficiency, page 1

6.	Where you note that pediatric endocrinologists have consistently sought long-acting rhGH therapies, please highlight that a number of companies have sought to develop such therapies but have been unsuccessful due to manufacturing, regulatory, efficacy and/or safety issues.

In response to the Staff’s comment, the Company has revised pages 2 and 80-81 of the Amended Registration Statement to include the requested disclosure.

7.	At your first reference to mean height velocity as the primary efficacy endpoint in your Phase 3 trials, please indicate how mean height velocity will be measured to determine statistical significance.

In response to the Staff’s comment, the Company has revised pages 3 and 81 of the Amended Registration Statement to provide the requested disclosure.

8.	Please explain what you mean when you indicate that three, six and twelve month mean height velocities within the same cohort are “well correlated” within the same clinical trial and how this conclusion impacts clinical trial results.

In response to the Staff’s comment, the Company has revised pages 3 and 81 of the Amended Registration Statement to provide the requested disclosure.

9.	Please identify the improved pharmaceutical properties of VRS-317 as compared to rhGH alone and how such properties enable straightforward purification.

In response to the Staff’s comment, the Company has revised pages 2 and 88 of the Amended Registration Statement to provide the requested disclosure.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission February 18, 2014 Page Four

Market opportunity, page 3

10.	Please clarify whether the currently marketed rhGH products to which you refer are used exclusively for the treatment of GHD.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amended Registration Statement to clarify that the currently marketed rhGH products to which it refers are used for the treatment of GHD as well as other related indications.

11.	Please provide an estimate of the number of individual afflicted with pediatric GHD.

In response to the Staff’s comment, the Company has revised page 3 of the Amended Registration Statement to provide the requested disclosure.

Risks Associated with our business, page 4

12.	Please revise your risk factor summary to highlight that substantially all of the intellectual property relating to VRS-317 is licensed from Amunix and that the loss of the license agreement with Amunix would materially adversely affect clinical development of VRS-317.

In response to the Staff’s comment, the Company has revised page 5 of the Amended Registration Statement to provide the requested disclosure.

Risk Factors, page 10

“VRS-317 is a new chemical entity…,” page 11

13.	Please revise your risk factor discussion to define the term acromegaly.

In response to the Staff’s comment, the Company has revised page 13 of the Amended Registration Statement to provide the requested disclosure.

“Our future success depends on our ability to retain…,” page 30

14.	Please disclose the names of the key members of your scientific team.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission February 18, 2014 Page Five

In response to the Staff’s comment the Company has revised page 31 of the Amended Registration Statement to clarify that its principal current dependency is on the members of its executive team, several of whom are already named in the prospectus.

15.	Please disclose any difficulties you have experienced attracting or retaining personnel in the past.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has not experienced any unusual difficulties in attracting or retaining personnel in the past. Nevertheless, the Company believes that competition for qualified personnel is intense and that difficulties in attracting or retaining personnel is a reasonably foreseeable risk for any company in the industry, particularly in the San Francisco Bay Area where many competitive companies are located. Accordingly, the Company submits that the risk factor is relevant, but that no additional disclosure within this risk factor is necessary.

“We will incur significant increased costs as a result of operating…,” page 48

16.	This risk factor appears to contain substantially the same disclosure as the risk factor that begins, “Requirements associate with being a public company…” on page 31. Please combine the two risk factors into one.

In response to the Staff’s comment, the Company has removed the referenced risk factor from page 32 and combined it with the similar risk factor on pages 48-49 of the Amended Registration Statement.

Dilution, page 60

17.	Please revise the discussion and table to begin with your historical net tangible book value per share, instead of pro forma net tangible book value per share.

In response to the Staff’s comment, the Company has revised page 62 of the Amended Registration Statement to present the Company’s historical net tangible book value per share before the Company’s pro forma net tangible book value per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Stock option grants and common stock valuations, page 69

18.	Please update the table to disclose all equity issuances to date and provide additional narrative as necessary. For example, you disclose in “Outstanding equity awards at December 31, 2013” on page 126 and “Description of Capital Stock-General” on page 144 that options have been granted since September 30, 2013.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission February 18, 2014 Page Six

As discussed with Ms. Keira Nakada on February 12, 2014, the Company has revised the discussion under its critical accounting policy entitled “Stock-based compensation expense” to conform to the presentation suggested by Section 9520 of the Division of Corporation Finance Financial Reporting Manual, as revised on February 6, 2014. This presentation is also consistent with remarks made by the Director of the Division of Corporation Finance at a recent securities regulation conference. Among other changes, the recent revisions to Section 9520 removed the suggestion that registrants include in MD&A a table disclosing the details of recently issued equity instruments. Accordingly, the Company has removed the table previously included in the Draft Registration Statement. The Company understands that the Staff may wish to review the table and other information previously included in this disclosure in connection with its review of the Company’s accounting for stock-based compensation. Accordingly, consistent with the guidance in Section 9520.3 of the Financial Reporting Manual and our discussion with Ms. Nakada, the Company intends to submit supplemental correspondence in the near future containing and updating that information for purposes of the Staff’s review.

19.	Please discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. Please note that we will defer our evaluation of any stock compensation or beneficial conversion feature issues until an estimated IPO price has been determined.

The Company respectfully notes that its response to this comment will be included in the supplemental correspondence referred to in its response to Comment 18.

Business, page 81

Intellectual property, page 101

20.	We note your disclosure that your patent portfolio includes “three issued patents in other jurisdictions” outside of the United States. Please disclose the other jurisdictions to which you refer.

In response to the Staff’s comment, the Company has revised page 100 of the Amended Registration Statement to provide the requested disclosure.

Management

Executive officers and directors, page 115

21.	Please revise the biographical information provided for Mr. Jennings to clarify his principal occupation and employment during the past five years as required by Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 116 of the Amended Registration Statement to provide the requested disclosure.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission February 18, 2014 Page Seven

Executive Compensation, page 124

Employment offer letters, page 124

22.	Please file each employment offer letter with your named executive officers as an exhibit to the registration statement.

In response to the Staff’s comment, the Company is filing the employment offer letters with Jeffrey L. Cleland, Joshua T. Brumm and Paul Westberg as Exhibits 10.18, 10.19 and 10.20 to the Amended Registration Statement.

Description of Capital Stock, page 144

Common stock, page 144

Voting rights, page 144

23.	Please disclose the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 144-145 of the Amended Registration Statement to provide the requested disclosure.

Shares Eligible for Future Sale, page 150

Lock-up agreements, page 151

24.	When available, please file a form of lock-up agreement as an exhibit to the registration statement.

The Company acknowledges the Staff’s comment and confirms that it will file a form of lock-up agreement as an exhibit to the form of Underwriting Agreement that it will be filing, when available, as Exhibit 1.1 to a subsequent amendment to the Amended Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

25.	Please add a risk factor to disclose that in the opinion of your independent registered public accounting firm, there is a substantial doubt as to your ability to continue as a going concern.

In response to the Staff’s comment, in connection with the inclusion of the December 31, 2013 audited financial statements in the Amended Registration Statement and the Company’s recent equity financings in February 2014, as disclosed in the Amended Registration Statement, the report of the independent registered public accounting firm no longer includes a going concern conclusion, and therefore the Company submits that the requested risk factor is no longer necessary.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission February 18, 2014 Page Eight

Notes to Financial Statements, page F-8

16. Subsequent Event, page F-34

26.	Please disclose the terms of the options granted in December 2013, including the exercise price and vesting.

The Company advises the Staff that, in connection with the inclusion of the December 31, 2013 audited financial statements in the Amended Registration Statement, page F-32 has been updated to disclose events subsequent to December 31, 2013. In response to the Staff’s comment, the Company has updated page F-32 of the Amended Registration Statement to provide the requested disclosure with respect to options granted after year end.

27.	Please confirm that no additional equity based instruments such as options, warrants, preferred stock, common stock, etc. were issued subsequent to the latest filing or provide additional disclosure in that regard.

In response to the Staff’s comment, in connection with the inclusion of the December 31, 2013 audited financial statements in the Amended Registration Statement, page F-32 has been updated to provide the required disclosure.

Recent Sales of Unregistered Securities, page II-2

Preferred stock issuances, page II-2

28.	Please disclose the identity of the purchasers or the class of persons to whom the convertible promissory notes were issued on October 12, 2012.

In response to the Staff’s comment, the Company has revised page II-2 of the Amended Registration Statement to provide the requested disclosure.

*    *    *

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission February 18, 2014 Page Nine

Please contact me at (415) 693-2091 or Michael E. Tenta of Cooley LLP at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kenneth L. Guernsey

Kenneth L. Guernsey

cc:	Jeffrey L. Cleland, Ph.D., Versartis, Inc.
Joshua T. Brumm, Versartis, Inc.
Paul Westberg, Versartis, Inc.
Michael E. Tenta, Cooley LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP
Deepak Bhandarkar, PricewaterhouseCoopers LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM